SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZUMIEZ INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

989817101

(CUSIP Number of Class of Securities)

Richard M. Brooks
Chief Executive Officer

Zumiez Inc.

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

(425) 551-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

(206) 370-8343

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not applicable*

*  Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 20, 2009, Zumiez Inc. (“Zumiez” or the “Company”) filed the Notice of Annual Meeting of Shareholders and Definitive Proxy Statement for the Annual Meeting of Shareholders (the “Notice and Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve amendments to the Company’s 2005 Equity Incentive Plan to permit a one-time voluntary stock option exchange program for employees other than the Company’s executive officers and directors (the “Option Exchange Program”).  In connection with the Option Exchange Program, Zumiez is hereby filing the following:

(a)   the Notice and Proxy Statement;

(b)   a communication sent by the Company to its employees on April 20, 2009, regarding the submission of the proposal for approval by the Company’s shareholders to amend the Company’s 2005 Equity Incentive Plan to permit the Option Exchange Program (the “Employee Communication”); and

(c)   frequently asked questions, sent to the Company’s employees on April 20, 2009, regarding the proposed Option Exchange Program (the “Employee FAQs”).

The Option Exchange Program described in the Notice and Proxy Statement, Employee Communication and Employee FAQs has not commenced and will not commence unless the requisite shareholder approval is obtained at the Company’s 2009 Annual Meeting of Shareholders on May 27, 2009.  Even if the requisite shareholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program.  The Company will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Option Exchange Program.  Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program.  Zumiez shareholders and option holders will be able to obtain these written materials and other documents filed by Zumiez with the SEC free of charge from the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit Number	Document

99.1	Notice of Annual Meeting of Shareholders and Definitive Proxy Statement for the Annual Meeting of Shareholders (filed with the SEC on April 20, 2009, and incorporated herein by reference).

99.2	Communication to Employees, dated April 20, 2009.

99.3	Employee Frequently Asked Questions, dated April 20, 2009.